POULTON & YORDAN

ATTORNEYS AT LAW

324 SOUTH 400 WEST, SUITE 250

SALT LAKE CITY, UTAH 84101

Richard T. Ludlow	Telephone: (801) 355-1341
Fax: (801) 355-2990
Email: post@poulton-yordan.com

September 10, 2007

April Sifford

Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	BMB Munai, Inc.

Form 10-KSB for the Fiscal Year Ended March 31, 2007

Filed June 14, 2007

File No.: 1-33034
Supplemental Response dated May 22, 2007

Dear Ms. Sifford:

At the request of the management of BMB Munai, Inc., (the “Company” or “BMB Munai”) we are responding to comments raised by the staff at the Securities and Exchange Commission in your letter dated July 6, 2007. Following are the responses to your comments.

Engineering Comments

Form 10-KSB for the Fiscal Year Ended March 31, 2007

Business, page 4

Oil and gas reserves, page 6

1.

Please amend your proved reserve table to also disclose those proved developed and proved undeveloped reserve volumes that you have scheduled to be recovered after expiration of your current exploration license.

The Company proposes to amend the proved reserves table on page 6 of the Form 10-K as follows:

Ms. April Sifford

September 10, 2007

	Proved reserves to be developed by June 30, 2009(1)		Proved reserves to be developed after June 30, 2009(1)
	Developed(2)	Undeveloped(3)	Developed(2)	Undeveloped(3)	Total
Oil and condensate (MBbls)(4)	2,275	242	9,579	3,185	15,281
Natural gas (MMcf)	-	-	-	-	-
Total BOE (MBbls)	2,275	242	9,579	3,185	15,281

Standardized Measure of discounted future net cash flows(5) (in thousands of U.S. Dollars)					$171,265

(1)

Under our license with the Republic of Kazakhstan we have the right to sell the oil and natural gas we produce while we undertake exploration stage activities within our licensed territory. As discussed in more detail in “Risk Factors” and “Description of Properties” we have the right to engage in exploration stage activities until June 30, 2009. To retain our rights to produce and sell oil and natural gas after that date, we must apply for and be granted commercial production rights by no later than June 30, 2009. If we are not granted commercial production rights by that time, we would expect to lose our rights to the licensed territory and would expect to be unable to produce reserves after June 30, 2009.

(2)	Proved developed reserves are proved reserves that are expected to be recovered from existing wells with existing equipment and operating methods.
(3)

Proved undeveloped reserves are proved reserves which are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

(4)	Includes natural gas liquids.
(5)	The standardized measure of discounted future net cash flows represents the present value of future net cash flow net of all taxes.

Properties, page 17

As noted above, from June 2006 through March 31, 2007 we invested approximately $37.4 million in the exploration and development of our properties . . ., page 19

2.	We note that the figure here disagrees with the 2007 costs incurred - $76.6 million and $8.2 million – on pages 28 and F-30. Please amend your document to remove these inconsistencies.

There are several reasons why the figures in the table on page 19 differ from the figures contained in the “Exploration, Development and Acquisition Capital Expenditures” table on page 28 and the “Costs Incurred” table on page F-30. First, the figures included in the table on page 19 reflect amounts expended by the Company during each work program year. Under the Company’s license, its work program year runs from July to July, whereas the figures contained in the tables on pages 28 and F-30 are based on the Company’s fiscal year end of March 31. Also, the amounts contained in the tables on pages 28 and F-30 are cumulative figures, whereas, except as indicated,  the numbers contained in the table on page 19 are not cumulative

Ms. April Sifford

September 10, 2007

and reflect the amounts spent in each yearly period. The Company proposes to amend the Report to clarify the figures presented in the three tables.

The Company will amend the paragraph preceding the table on page 19 and the table on page 19 as follows:

The contract we hold follows the above format. The contract sets the minimum dollar amount we must expend during each year of our work program. Under our exploration license our work program year ends on July 9 each year, whereas our fiscal year ends on March 31 each year. As a result these timing differences, the amounts reflected in this table as “Actually Made” may differ from amounts disclosed elsewhere in our Management’s Discussion and Analysis or Consolidated Financial Statements, which present figures based on our fiscal year end rather than our work program year end.

Amount of Expenditure	Prior to July 2005	July 2005 to July 2006	July 2006 to July 2007	July 2007 to July 2008	July 2008 to July 2009	Total
Mandated by Contract	$21,500,000	$6,000,000	$12,700,000	$ 8,480,000	$70,000	$48,750,000
Actually Made	$38,400,000	$12,700,000	$37,410,000*	$ -	$ -	$88,510,000

* Investment as of March 31, 2007.

The Company will also amend the “Capitalized Costs” table and the “Exploration, Development and Acquisition Capital Expenditures” table on page 28 as follows:

Capitalized Costs

Capitalized costs and accumulated depletion, depreciation and amortization relating to our oil and natural gas producing activities, all of which are conducted in the Republic of Kazakhstan, are summarized below:

	As of March 31, 2007	As of March 31, 2006

Developed oil and natural gas properties	$ 82,311,230	$ 68,079,938
Unevaluated oil and natural gas properties	25,279,813	-
Accumulated depletion, depreciation and amortization	(3,403,475)	(1,396,641)
Net capitalized cost	$ 104,187,568	$ 66,683,297

Exploration, Development and Acquisition Capital Expenditures

The following table sets forth certain information regarding the total costs incurred associated with exploration, development and acquisition activities.

Ms. April Sifford

September 10, 2007

	As of March 31, 2007	As of March 31, 2006

Acquisition costs:
Unproved properties	$ -	$ -
Proved properties	20,788,119	20,788,119
Exploration costs	8,197,492	6,826,695
Development costs	76,611,170	39,547,849
Subtotal	105,596,781	67,162,663
Asset retirement costs	1,994,262	917,275
Total costs incurred	$ 107,591,043	$ 68,079,938

Drilling Operations, page 22

3.

It appears your drilling activity table does not present the number of gross and net wells drilled in each of the last three years per SEC Industry Guide 2, paragraph 6A. The number of wells drilled refers to the number of wells (holes) completed at any time during the fiscal years, regardless when drilling was initiated. Please amend your document to adhere to this requirement.

The Company proposes to amend the drilling activity table on page 22 of the Form 10-K as follows:

	March 31, 2007		March 31, 2006		March 31, 2005
	Gross	Net	Gross	Net	Gross	Net
Exploratory:
Productive	-	-	-	-	-	-
Non-productive	-	-	-	-	-	-
Total	-	-	-	-	-	-

Development:
Productive	3	3	2	2	4	4
Non-productive	-	-	-	-	-	-
Total	-	-	-	-	-	-
Grand Total	3	3	2	2	4	4

Report of Independent Registered Public Accounting Firm, page F-1

Reserves, page F-32

4.

We note the significant reconciliation line items – extensions and discoveries, revisions – in your 2007 proved reserves. Financial Accounting Standard 69, paragraph 11 requires “appropriate explanation of significant changes.” Please amend your document to disclose this information.

Ms. April Sifford

September 10, 2007

The Company proposes to amend the reserves table on page F-32 to add a footnote to “Extensions and discoveries” explaining the significant change to Extensions and discoveries during the year ended March 31, 2007:

The addition of the Kariman structure during the year ended March 31, 2007 resulted in an increase in our estimated proved reserves base of approximately 2.7 million BOE (barrels of oil equivalent).

The Company also proposes to amend the changes in standardized measure table on page F-33 to add a footnote to “Extensions and discoveries” explaining the significant change to Extensions and discoveries during the year ended March 31, 2007:

The addition of the Kariman structure during the year ended March 31, 2007 resulted in an increase in our estimated proved reserves pre-tax PV-10 of approximately $75 million (present value of future net revenues before income taxes discounted at 10%).

On February 27, 2007, the Commission issued the Company a comment letter regarding its Annual Report on Form 10-KSB for the fiscal year ended March 31, 2006. The Company responded to that comment letter on March 12, 2007. In its March 12, 2007 letter in response to comment 10 from the Commission, the Company indicated that it would revise its consolidated statement of cash flows to reclassify “marketable securities” from “cash flows from operating activities” to “cash flows from investing activities.” The Company wishes to hereby revise its response to comment 10 raised by the Commission in its comment letter dated February 27, 2007.

In connection with the preparation of the consolidated financial statements for the fiscal year ended March 31, 2007, the Company determined that the investments classified as “marketable securities” in the consolidated financial statements for the fiscal year ended March 31, 2006, were in fact, short-term, highly liquid investments, readily convertible to cash, all of which had maturity dates of 90 days or less and therefore, they should have properly been classified as “cash equivalents” and been included in “cash and cash equivalents” rather than as “marketable securities.” In light of this determination, in its consolidated financial statements for the fiscal year ended March 31, 2007, the Company reclassified “marketable securities” to “cash and cash equivalents” in its presentation of the consolidated statement of cash flows for the year ended March 31, 2006 to conform to the March 31, 2007 presentation.

The Company therefore proposes to revise its response to comment 10 to state that in its amendment to the Annual Report on Form 10-KSB for the fiscal year ended March 31, 2006, the Company will revise the presentation of the

Ms. April Sifford

September 10, 2007

consolidated cash flow statement to be consistent with the presentation of the consolidated cash flow statement contained in the Annual Report of the Company on Form 10-K for the fiscal year ended March 31, 2007, including the reclassification of funds previously classified as “marketable securities” to “cash and cash equivalents.”

Attached to this letter, please find a statement from the Company acknowledging that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filling;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission or any person under the federal securities laws of the United States; and

▪	the Company may not assert staff comments as a defense in a proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Given the difficulty the Company has had in timely receiving copies of the Commission’s letters, the Company has asked me to convey to you its request that if you have additional comments in the future, please fax a copy of any such letter to our offices at (801) 355-2990 at the time you send the letter to the Company.

Thank you for your assistance in this matter. If you have any questions or require additional information, please contact me directly.

Very truly yours,

POULTON & YORDAN

Richard T. Ludlow
Attorney at Law